Opus Genetics, Inc.
8 Davis Drive, Suite 220
Durham, North Carolina

April 9, 2025

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Joshua Gorsky; Joe McCann

Re:	Opus Genetics, Inc. Registration Statement on Form S-3 File No. 333-285038

Dear Messrs. Gorsky and McCann,
Reference is made to the letter submitted by Sidley Austin LLP (“Sidley”) on behalf of Opus Genetics, Inc. (the “Company”), filed as correspondence via EDGAR on April 8, 2025, in which Sidley requested, on behalf of the Company, the acceleration of the effective date of the above-referenced Registration Statement on Form S-3, as amended (File No. 333-285038) (the “Registration Statement”), so that the Registration Statement would be declared effective on April 10, 2025, or as promptly as practicable. The Company hereby formally withdraws such request and substitutes it with the following request.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests acceleration of effectiveness of the Registration Statement, so that it will be declared effective at 3:00 P.M., Eastern Time, on April 10, 2025, or as promptly thereafter as practicable.

Please contact Andrea Reed of Sidley via telephone at (312) 853-7881 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Sincerely,

/s/ George Magrath George Magrath Chief Executive Officer Opus Genetics, Inc.

cc: Andrea Reed, Sidley Austin LLP